Filed by Mykrolis Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Mykrolis Corporation

Commission File No. 001-16611

This filing relates to the proposed merger of equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 21, 2005 (the “Merger Agreement”), by and among Entegris, Inc., a Minnesota corporation (“Entegris”), Mykrolis Corporation, a Delaware corporation (“Mykrolis”), and Eagle DE, Inc., a Delaware corporation and a wholly-owned subsidiary of Entegris (“Entegris Delaware”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Entegris and Mykrolis on March 21, 2005, and is incorporated by reference into this filing.

The following is the transcript from a video presentation given by Mykrolis’ Chief Executive Officer and Entegris’ Chief Executive Officer that will be made available to employees, including via Mykrolis’ intranet site.

Jim Dauwalter: Hello, we are here today to share with you some exciting news. I’m Jim Dauwalter, CEO of Entegris.

Gideon Argov: And I am Gideon Argov, CEO of Mykrolis. And Jim and I are here today to announce that Entegris and Mykrolis are merging to form a new company - the New Entegris. Jim, I am tremendously excited about the new Entegris. Which will be a worldwide leader in Materials Integrity Management. We’ll have a broad array of products and services that addresses the entire value chain for our customers all the way from the raw wafer to finished devices. And we’ll have a set of customers that is absolutely global, around the world in Asia, Japan, North America and Europe as well as a set of technologies that supports those wherever they are. So the new Entegris is truly a global company as it begins its path.

Jim Dauwalter: Yeah, and you know with this expanded product offering for the two companies when we come together, we are going to focus on purifying, protecting and transporting critical materials into the high-tech industry. And that can be anything from gasses and liquids to wafers, components, many of these same product offerings going to our solid customer base that we currently have and just being a stronger provider to the whole industry in regards to the combined abilities that we have.

Gideon Argov: And Jim one of the great things of the new Entegris is that it will start out life with a very strong financial profile. Together we have cash on the balance sheet of well over $250 million. We have trailing revenues of over $650 million. The transaction is going to be significantly accretive to shareholders in 2006. And the combined company will generate a great deal of cash. So the new Entegris starts out its life with a very attractive and very strong financial profile.

Jim Dauwalter: And that’s important because this will put us in a even better position to further to be a better supplier to our customers and suppliers and it’s going to be a dynamic growth environment for our employees as well.

Gideon Argov: Which brings to mind one additional point and that is our employees. The greatest strength the new Entegris has going for it is the talent and experience of the Entegris employees around the world, wherever they are. And we look forward to tapping into, and harnessing that energy as we build the new Entegris.

Jim Dauwalter: And just one final note. We expect this deal to close some time the latter part of June and so in the mean time it’s business as usual so we have a lot of customers to take care of and we want to continue to be a great supplier to them. So, business as usual, and thank you very much.

Gideon Argov: Thank you.

Additional Information and Where to Find It

In connection with the proposed transaction, Entegris, Mykrolis and Eagle DE, Inc. (a newly formed corporation that will merge with Entegris to effect the reincorporation of Entegris in the State of Delaware in connection with the proposed transaction) will file a joint proxy statement/prospectus with the SEC. A registration statement on Form S-4 also will be filed with the SEC. Securityholders of each company and other investors are urged to read the registration statement and the joint proxy statement/prospectus (including any amendments or supplements to the joint proxy statement/prospectus) regarding the proposed transaction when they become available because they will contain important information about Entegris, Mykrolis and the proposed transaction. Stockholders will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Entegris and Mykrolis, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Entegris, 3500 Lyman Blvd, Chaska, MN 55318, Attention: Investor Relations Dept., telephone: (952) 556-8080, or at irelations@entegris.com or to Mykrolis, 129 Concord Road, Billerica, MA 01821, Attention: Investor Relations Dept., telephone (978) 436-6500, or at investor_relations@mykrolis.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Entegris on Entegris’ website at www.entegris.com, and investors and security holders may access copies of the documents filed with the SEC by Mykrolis on Mykrolis’ website at www.mykrolis.com.

Participants in Solicitation

Mykrolis, Entegris and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Mykrolis’ directors and executive officers is available in its proxy statement on Form DEF 14A filed with the SEC by Mykrolis on March 26, 2004 and in its Annual Report on Form 10-K filed with the SEC on March 11, 2005 and information regarding Entegris’ directors and executive officers is available in its proxy statement on Form DEF 14A filed with the SEC by Entegris on December 15, 2004 and in its Annual Report on Form 10-K filed with the SEC on November 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements in this filing regarding Mykrolis Corporation, Entegris, Inc., the proposed transaction and the combined company after completion of the proposed transaction constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “feel,” “believe,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Mykrolis, Entegris, and their respective subsidiaries or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: the risks and factors described in the publicly filed documents of Mykrolis and Entegris, including their most recently filed Forms 10-K; general economic and business conditions and industry trends in the countries in which we operate; currency exchange risks; the continued strength of the industries in which we operate; uncertainties inherent in proposed business strategies and development plans; rapid technological changes; future financial performance, including availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or the inability to comply with, government regulation in the countries in which we operate, and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint venturers; competitor responses to the products and services of Mykrolis and Entegris, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the ability to promptly and effectively integrate the businesses of Mykrolis and Entegris; and the diversion of management time on merger-related issues. These forward-looking statements speak only as of the date of this filing. Mykrolis and Entegris expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the respective expectations of Mykrolis and Entegris with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The transaction is subject to customary closing conditions, including regulatory, stockholder and other third-party consents and approvals.